ERE Management, Inc.
                     8275 Southern Eastern Avenue, Suite 200
                             Las Vegas, Nevada 89123
                                Tel: 702-990-8402

                                                               September 7, 2011

By Fax and Edgar

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Fax: 702-990-8681

     Re: ERE Management, Inc.
         Form 10-K for the Fiscal Year Ended July 31, 2010
         Filed November 15, 2010
         Form 8-K/A (Amendment No.1)
         Filed January 18, 2011
         File No. 000-52929

Dear Mr. Gilmore:

     ERE Management, Inc. ("ERE") acknowledges receipt of the letter dated February 18, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our filing on Form 10-K that was filed with the SEC on November 15, 2010 and our filing of Form 8-K/A (Amendment No. 1) that was filed with the SEC on January 18th, 2011. The following is an item-by-item response to the Staff's comments.

     We appreciate the Staff's comments, as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

     We acknowledge that ERE is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Form 10-K for the Fiscal Year Ended July 31, 2010

Item 8. Financial Statements and Supplementary Data

Financial Statements

1. WE NOTE YOUR JULY 31, 2010 FINANCIAL STATEMENTS WERE AUDITED BY ETANIA AUDIT GROUP P.C. THERE AUDIT REPORT WAS ISSUED FROM CEDAR CITY, UTAH AND WAS DATED OCTOBER 25, 2010. THE LICENSES OF MR. EDWIN REESE DAVIS, JR. AND HIS COMPANY, DAVIS ACCOUNTING GROUP PC, (NOW ETANIA AUDIT GROUP P.C.) LAPSED ON SEPTEMBER 30, 2008 AND WERE FORMALLY REVOKED AS OF NOVEMBER 4, 2010 BY THE UTAH DIVISION OF OCCUPATIONAL & PROFESSIONAL LICENSING ("DOPL"). YOU CAN FIND A COPY OF THE ORDER AT HTTPS://SECURE.UTAH.GOV/LLV/SEARCH/DETAIL.HTML?LICENSE_ID=3599263. ETANIA
     AUDIT GROUP P.C ALSO IS NOT LICENSED TO PRACTICE BY UTAH DIVISION OF OCCUPATIONAL & PROFESSIONAL LICENSING. AS ETANIA AUDIT GROUP, P.C. WAS NOT LICENSED WHEN IT ISSUED ITS AUDIT REPORT ON YOUR FINANCIAL STATEMENTS, YOU MAY NOT INCLUDE ITS AUDIT REPORT IN YOUR FILINGS WITH THE COMMISSION. YOU SHOULD HAVE A FIRM THAT IS DULY REGISTERED AND IN GOOD STANDING UNDER THE LAWS OF THE PLACE OF ITS RESIDENCE OR PRINCIPAL OFFICE, AND REGISTERED WITH THE PCAOB, RE-AUDIT YOUR FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JULY 31, 2010.

     RESPONSE: We intend to have our registered independent auditor, Li & Co., PC, re-audit our financial statements as of and for the year ended July 31, 2010.

2. YOU SHOULD AMEND YOUR FORM 10-K IMMEDIATELY TO LABEL THE COLUMNS OF THE FINANCIAL STATEMENTS AS "NOT AUDITED". WHEN YOUR FINANCIAL STATEMENTS HAVE BEEN RE-AUDITED BY AN AUDITOR THAT IS DULY LICENSED AND IN GOOD STANDING, AND IS REGISTERED WITH THE PCAOB, YOU SHOULD AMEND THE FORM 10-K TO INCLUDE THAT AUDITOR'S REPORT.

     RESPONSE: Revised. We have re-filed our Form 10-K for the year ended July 31, 2010 to label the columns of the financial statements as "Not Audited". Our registered independent auditor, Li & Co., PC, will re-audit our financial statements as of and for the year ended July 31, 2010.

3. YOU INCLUDE MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING; HOWEVER, YOU DO NOT INCLUDE MANAGEMENT'S CONCLUSION ON THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES. WE NOTE THAT YOUR
     SECTION 302 OFFICER CERTIFICATION FILED AS EXHIBIT 31.1 APPROPRIATELY INCLUDES PARAGRAPH 4( C) INDICATING THAT THE CERTIFYING OFFICER HAS EVALUATED THE EFFECTIVENESS OF THE REGISTRANT'S DISCLOSURE CONTROLS AND PROCEDURES AND PRESENTED THE CONCLUSION IN THIS REPORT. PLEASE AMEND YOU FORM 10-K TO INCLUDE MANAGEMENT'S CONCLUSION REGARDING THE EFFECTIVENESS OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES. PLEASE REFER TO ITEM 307 OF REGULATION S-K.

     RESPONSE: Revised. We have amended our Form 10-K to include management's conclusion regarding the effectiveness of the Company's disclosure controls and procedures. Please see the amended Form 10-K.

4. IN PROVIDING INFORMATION REQUIRED BY ITEM 304 OF REGULATION S-K FOR A CHANGE IN YOUR CERTIFYING ACCOUNTANT IN ITEM 4.01 OF FORM 8-K AND IN OTHER FORM AS APPLICABLE, PLEASE INDICATE THAT THE ETANIA AUDIT GROUP P.C WAS NOT DULY LICENSED WHEN IT ISSUED AN AUDIT OPINION ON YOUR FINANCIAL STATEMENTS INCLUDED IN YOUR LATEST FORM 10-K AND, ACCORDINGLY, THOSE FINANCIAL STATEMENTS ARE NOT CONSIDERED TO BE AUDITED. WE BELIEVE THE ISSUANCE OF AN AUDIT REPORT WHILE THE FIRM WAS NOT LICENSED WOULD LIKELY BE INFORMATION NECESSARY TO MAKE THE REQUIRED STATEMENTS - WHETHER THE FORMER ACCOUNTANT RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED - IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY ARE MADE NOT MISLEADING. PLEASE AMEND THE 8-K THAT YOU FILED REGARDING THE AUDITOR CHANGE UNDER ITEM 4.01 TO DISCLOSE THIS FACT.

     RESPONSE: Revised. We have further amended the 8-K that we filed to disclose that Etania Audit Group P.C was not duly licensed when it issued an audit opinion on our financial statements included in our latest Form 10-K, and, accordingly, those financial statements are not considered to be audited. Please see our amended 8-K/A-2.

                                      * * *

     We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact tel: 702-990-8402.

                                    Sincerely,


                                    /s/ Jose Christopher G. Imperial
                                    --------------------------------------------
                                    Jose Christopher G. Imperial, President
                                    ERE Management, Inc.

                                       3